FOR IMMEDIATE RELEASE
October  25, 2012
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Director, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice of the Difference between the Earnings Forecast for the Six Months Ending September 30, 2012
and Actual Results, and Revisions of Earnings Forecast for the Fiscal Year Ending March 31, 2013

The following table displays the differences between the earnings forecast for the six months ending September 30, 2012 announced on July 26, 2012 and the actual results.  Furthermore, in light of recent changes in business performance, we announce revisions to the consolidated earnings forecast announced on April 26, 2012 for the fiscal year ending March 31, 2013 as follows:

1. Six-month period ended September 30, 2012 (April 1, 2012 - September 30, 2012)

 (US GAAP)
	Net Sales	Operating income (loss)
	Million yen	Million yen
Previous forecast (A) (announced April 26, 2012)	72,000 ~ 77,000	3,000 ~ 6,000
Actual Result (B)	72,558	3,369
Difference (B-A)	(4,442) ~ 558	(2,631) ~ 369
Percentage change	(5.8)% ~ 0.8%	(43.9)% ~ 12.3%

<Reasons for the differences>

Because customers are becoming more cautious about entering into new capital expenditure projects, net sales was (Y) 72.6 billion which was at the lower range of the estimate, and operating income was (Y) 3.4 billion.

2. Revised consolidated earnings forecast for the fiscal year ending March 31, 2013 (April 1, 2012 to March 31, 2013)

 (US GAAP)
	Net Sales	Operating income (loss)
	Million yen	Million yen
Previous forecast (A) (announced April 26, 2012)	150,000 ~ 170,000	12,000 ~ 20,000
Revised Forecast (B)	140,000 ~ 160,000	6,000 ~ 16,000
Difference (B-A)	(10,000)	(6,000) ~ (4,000)
Percentage change	(6.7)% ~ (5.9)%	(50.0)% ~ (20.0)%
(Reference) FY2011 Results	141,048	837

<Reasons for the earnings forecast revisions>

Since the summer of 2012, the outlook in the macro-economic environment has become more uncertain, resulting in the weakness in PC sales becoming more notable.  Consequently, semiconductor manufacturers are becoming more cautious about entering into new capital expenditure projects.  Reflecting this slowdown, Advantest has revised its consolidated net sales and operating income estimates for the full fiscal year.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.